FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-K / 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q / 10-QSB   [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K / 10KSB
[ ] Transition Report on Form 20F
[ ] Transition Report on Form 11K
[ ] Transition Report on Form 10-Q / 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MEDICAL INTERNATIONAL TECHNOLOGY, INC.
Full Name of Registrant

Former Name If Applicable

2281 Guenette, Ville Saint-Laurent
Address of Principle Executive Office (*Street and Number*)

Montreal, Quebec, Canada HR4 2E9
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K / 10-KSB Form 20-F, 11-K or Form N-SAR or Form C-SAR, or portion thereof, will be filed on or
[X]   before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q / 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K / 10-KSB, 20-F, 11-K, 10-Q / 10QSB, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has provided financial data to the reviewing accountant in a timely manner, to permit the accountant sufficient time for review. The review was completed but not with sufficient time for the preparation of the required Form 10-QSB document to complete the filing on the prescribed due date. The company expects to file on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

1) Name and telephone number of persons to contact in regard to this notification.

Karim Menassa	(514)	339-9355
(Name)	(Area Code)	(Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

MEDICAL INTERNATIONAL TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>August 15, 2005</u>   By: \s\   Karim Menassa, President
                                                        Karim Menassa, President